Credit Suisse Prime Securities Services (USA), LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)

Statement of Financial Condition
As of December 31, 2017
And Report of Independent Registered Public Accounting Firm

<u>**PUBLIC DOCUMENT**</u>

Accordance with Rule 17a-5 (e) (3)
Under the Securities Exchange Act of 1934



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Board of Managers and Member of
Credit Suisse Prime Securities Services (USA), LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Credit Suisse Prime Securities Services (USA), LLC (the Company) as of December 31, 2017, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2010.

New York, New York
February 28, 2018

CREDIT SUISSE PRIME SECURITIES SERVICES (USA), LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2017

ASSETS

Cash	$	9,877
Securities borrowed from affiliate		408,609
Securities received as collateral, at fair value (all of which was encumbered)		3,150,239
Receivable from affiliate		25,353
Total assets	$	3,594,078

LIABILITIES AND MEMBER'S EQUITY

Securities loaned	$	609
Obligation to return securities received as collateral, at fair value		3,150,239
Other liabilities		174,836
Total liabilities		3,325,684
Member's equity:		
Member's contributions		263,300
Accumulated earnings		5,094
Total member's equity		268,394
Total liabilities and member's equity	$	3,594,078

See accompanying notes to statement of financial condition.

CREDIT SUISSE PRIME SECURITIES SERVICES (USA), LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2017

1. Organization and Summary of Significant Accounting Policies

The Company

Credit Suisse Prime Securities Services (USA), LLC (the "Company") is a wholly owned subsidiary of Credit Suisse (USA), Inc. ("CS USA") and an indirect wholly owned subsidiary of Credit Suisse Holdings (USA), Inc. ("CS Holdings"), whose ultimate parent is Credit Suisse Group AG ("CSG").

The accompanying statement of financial condition has been prepared from the separate records maintained by the Company and may not necessarily be indicative of the financial condition that would have existed if the Company had been operated as an unaffiliated entity.

On June 5, 2009 the Company was formed and organized under the laws of the State of Delaware.

The Company is a U.S. registered non-clearing broker-dealer that is engaged in the business of borrowing securities from Credit Suisse Securities (USA), LLC ("CS Securities") and lending securities to third parties. The Company provides its services to certain CS Securities Prime Brokerage clients.

Significant Accounting Policies

Basis of financial information. To prepare the statement of financial condition in accordance with accounting principles generally accepted in the United States of America ("US GAAP"), management is required to make estimates and assumptions, including but not limited to, the fair value measurements of certain financial assets and liabilities. These estimates and assumptions affect the reported amounts of assets and liabilities as of the date of the statement of financial condition. While management evaluates its estimates and assumptions on an ongoing basis, actual results could differ materially from management's estimates. Market conditions may increase the risk and complexity of the judgments applied in these estimates.

Cash. Cash is a demand deposit held in a bank.

Collateralized short-term financing. The Company enters into securities borrowed and securities loaned transactions to accommodate clients. Securities borrowed and securities loaned that are cash-collateralized are included in the statement of financial condition at amounts equal to the cash advanced or received. If securities received in a securities lending transaction as collateral may be sold or repledged, they are recorded as securities received as collateral in the statement of financial condition at the fair value of the collateral received and a corresponding obligation to return the securities received as collateral is recorded. For securities borrowing and lending transactions, the Company deposits or receives cash or securities collateral in an amount generally in excess of the market value of securities borrowed or lent. The Company monitors the fair value of securities borrowed and loaned on a daily basis with additional collateral deposited or obtained as necessary. All of the Company's securities are carried at fair value. See Note 2 for more information.

Receivable from (payable to) affiliates. Receivable from (payable to) affiliates is primarily comprised of intercompany charges that the Company has incurred (charged) in the ordinary course of business, including management fees and other shared expenses.

CREDIT SUISSE PRIME SECURITIES SERVICES (USA), LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition (Continued)
December 31, 2017

1.   Organization and Summary of Significant Accounting Policies (Continued)

Other liabilities.   Other liabilities primarily include cash collateral and accruals for management fees, taxes, professional fees and other operating expenses.

Income taxes.   The Company is included in the consolidated federal income tax return and certain state and local income tax returns filed by CS Holdings and CS USA. CS Holdings allocates federal income taxes to its subsidiaries on a modified separate company basis and any state and local income taxes on a pro rata basis, pursuant to a tax sharing arrangement. See Note 9 for more information.

The Company follows the accounting guidance for uncertainty in income taxes, which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. The Company determines whether it is more likely than not that an income tax position will be sustained upon examination based on the technical merits of the position. Sustainable income tax positions are then measured to determine the amount of benefit eligible for recognition in the statement of financial condition. Each such sustainable income tax position is measured at the largest amount of benefit that is more likely than not to be realized upon ultimate settlement.

2.   Fair Value of Financial Instruments

Fair Value Measurement

The majority of the Company's fair valued assets and liabilities are based on quoted prices in active markets or observable inputs.

Fair Value Hierarchy

The levels of the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. This level of the fair value hierarchy provides the most reliable evidence of fair value and is used to measure fair value whenever available.

Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly. These inputs include: (a) quoted prices for similar assets or liabilities in active markets; (b) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or price quotations vary substantially either over time or among market makers, or in which little information is publicly available; (c) inputs other than quoted prices that are observable for the asset or liability or (d) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Inputs that are unobservable for the asset or liability. These inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These inputs are developed based on the best information available in the circumstances, which include the Company's own data. The Company's own data used to develop unobservable inputs are adjusted if information indicates that market participants would use different assumptions.

CREDIT SUISSE PRIME SECURITIES SERVICES (USA), LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition (Continued)
December 31, 2017

2. Fair Value of Financial Instruments (Continued)

Quantitative Disclosures of Fair Values

The following is a tabular presentation of fair value of assets and liabilities for instruments measured at fair value on a recurring basis.

December 31, 2017	Level 1	Level 2	Level 3	Total at fair value
Assets		(In thousands)		
Securities received as collateral:				
Debt	$ 7,073	$ -	$ -	$ 7,073
Equity	3,142,607	4	555	3,143,166
Total securities received as collateral at fair value	$ 3,149,680	$ 4	$ 555	$ 3,150,239
Liabilities				
Obligation to return securities received as collateral:				
Debt	$ 7,073	$ -	$ -	$ 7,073
Equity	3,142,607	4	555	3,143,166
Total obligation to return securities received as collateral at fair value	$ 3,149,680	$ 4	$ 555	$ 3,150,239

Transfers between Level 1 and Level 2

There were no transfers between level 1 and level 2 during the year ended December 31, 2017.

Qualitative Disclosures of Valuation Techniques

The Company's financial instruments carried at fair value consist of securities received as collateral that are primarily traded on public stock exchanges, for which quoted prices are readily and regularly available.

Leveling of Assets and Liabilities not at Fair Value where a Fair Value is Disclosed

The following table provides the carrying value and fair value of financial instruments which are not carried at fair value in the statement of financial condition.

December 31, 2017	Carrying Value	Level 1	Level 2	Level 3	Total
Financial assets			(In thousands)		
Cash	$ 9,877	$ 9,877	$ -	$ -	$ 9,877
Securities borrowed from affiliate	408,609	-	408,609	-	408,609
Receivable from affiliate	25,353	-	25,353	-	25,353
Total financial assets	$ 443,839	$ 9,877	$ 433,962	$ -	$ 443,839
Financial liabilities					
Securities loaned	$ 609	$ -	$ 609	$ -	$ 609
Other liabilities	174,836	-	174,836	-	174,836
Total financial liabilities	$ 175,445	$ -	$ 175,445	$ -	$ 175,445

CREDIT SUISSE PRIME SECURITIES SERVICES (USA), LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition (Continued)
December 31, 2017

2. Fair Value of Financial Instruments (Continued)

For these financial instruments, the carrying value approximates the fair value due to the relatively short period of time between their origination and expected realization, as well as the minimal credit risk inherent in these instruments.

3. Related Party Transactions

In the ordinary course of business, the Company enters into significant operating transactions with affiliated companies.

The following table sets forth the Company's related party assets and liabilities as of December 31, 2017:

ASSETS

	(In thousands)
Securities borrowed from affiliate	$ 408,609
Receivable from affiliate	25,353
Total assets	$ 433,962

LIABILITIES

Payable to affiliates (included within other liabilities)	$ 174,780
Total liabilities	$ 174,780

All of the obligations of the Company are guaranteed by Credit Suisse AG.

As of December 31, 2017, the fair value of securities collateral that the Company provided to affiliates was $3,045 million and the fair value of securities borrowed is $3,381 million.

For the year ended December 31, 2017, the Company decreased approximately $8.9 billion of securities and cash collateral from stock lending transactions through migration of customers to Credit Suisse AG, Dublin Branch.

The Company is included in the consolidated federal income tax return and certain state and local income tax returns filed by CS Holdings and CS USA, respectively. See Note 9 for more information.

4. Assets Assigned or Pledged

As part of the Company's financing activities, the Company uses securities as collateral to support various secured financing transactions. If the counterparty does not meet its contractual obligation to return securities used as collateral, the Company may be exposed to the risk of reacquiring the securities at prevailing market prices to satisfy its obligations. The Company controls this risk by monitoring the market value of financial instruments pledged each day and by requiring collateral levels to be adjusted in the event of excess market exposure.

CREDIT SUISSE PRIME SECURITIES SERVICES (USA), LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition (Continued)
December 31, 2017

4. Assets Assigned or Pledged (Continued)

The following table sets forth the assets pledged by the Company and the securities received by the Company as of December 31, 2017:

	December 31, 2017
	(In thousands)
Total assets pledged or assigned as collateral by the Company all of which was encumbered	$ 3,150,239
Fair value of the collateral received by the Company with the right to sell or repledge	6,630,041
of which was sold or repledged	6,145,640

5. Offsetting of Financial Assets and Financial Liabilities

The disclosures set out in the tables below include securities lending and borrowing transactions that are offset in the Company's statement of financial condition; or are subject to an enforceable master netting agreement or similar agreement ("enforceable master netting agreements" or "enforceable MNA"), irrespective of whether they are offset in the Company's statement of financial condition. Similar agreements include global master securities lending agreements.

Securities lending and borrowing transactions

Securities lending and borrowing transactions are generally executed under global master securities lending agreements with netting terms similar to International Swaps and Derivatives Association ("ISDA") Master Agreements. These agreements provide for the net settlement of all contracts under the agreement through a single payment in the event of default or termination under the agreement. In certain situations, for example in the event of default, all contracts under the agreement are terminated and are settled net in one single payment.

Transactions under such agreements are netted in the statement of financial condition if they are with the same counterparty, have the same maturity date, settle through the same clearing institution and are subject to the same master netting agreement. In general, most securities lending and borrowing transactions do not meet the criterion of having the same settlement date specified at inception of the transaction, and therefore they are not eligible for netting in the statement of financial condition. However, securities lending and borrowing transactions with explicit maturity dates may be eligible for netting in the statement of financial condition.

CREDIT SUISSE PRIME SECURITIES SERVICES (USA), LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition (Continued)
December 31, 2017

5. Offsetting of Financial Assets and Financial Liabilities (Continued)

Offsetting of securities borrowing transactions

The following table presents the gross amount of securities borrowing transactions subject to enforceable master netting agreements, the amount of offsetting, and the net amount presented in the statement of financial condition.

	Gross	Offsetting	Net
December 31, 2017		(In thousands)	
Securities borrowed from affiliate	$ 408,609	$ -	$ 408,609
Total subject to enforceable MNA	$ 408,609	$ -	$ 408,609

Offsetting of securities lending transactions

The following table presents the gross amount of securities lending transactions subject to enforceable master netting agreements, the amount of offsetting, the amount of securities lending transactions not subject to master netting agreements and the net amount presented in the statement of financial condition.

	Gross	Offsetting	Net
December 31, 2017		(In thousands)	
Obligation to return securities received as collateral	$ 2,456,629	$ -	$ 2,456,629
Total subject to enforceable MNA	2,456,629	-	2,456,629
Total not subject to enforceable MNA (1)	694,219	-	694,219
Total	$ 3,150,848	$ -	$ 3,150,848
of which securities lending transactions	609	-	609
of which obligation to return securities received as collateral, at fair value	3,150,239	-	3,150,239

(1) Represents securities loaned transactions where a legal opinion supporting their enforceability of netting in the event of default or termination under the agreement is not in place.

CREDIT SUISSE PRIME SECURITIES SERVICES (USA), LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition (Continued)
December 31, 2017

5. Offsetting of Financial Assets and Financial Liabilities (Continued)

Amount not offset in the statement of financial condition

The following table presents the net amount of financial assets and liabilities subject to enforceable master netting agreements and the gross amount of financial instruments and cash collateral not offset in the statement of financial condition. The table excludes securities borrowing and lending transactions not subject to enforceable master netting agreements where a legal opinion supporting the enforceability of the master netting agreements is not in place.

	Net	Financial Instruments (1)	Cash collateral received/ pledged (1)	Net exposure
December 31, 2017		(in thousands)		
Financial assets subject to enforceable MNA				
Securities borrowed from affiliate	$ 408,609	$ 408,609	$ -	$ -
Total financial assets subject to enforceable MNA	$ 408,609	$ 408,609	$ -	$ -
Financial liabilities subject to enforceable MNA				
Obligation to return securities received as collateral, at fair value	$ 2,456,629	$ 2,338,006	$ -	$ 118,623
Total financial liabilities subject to enforceable MNA	$ 2,456,629	$ 2,338,006	$ -	$ 118,623

(1) The total amount reported in financial instruments (recognized financial assets and financial liabilities and non-cash financial collateral) and cash collateral is limited to the amount of the related instruments presented in the statement of financial condition and therefore any over-collateralization of these positions is not included.

6. Transfers of Financial Assets

Securities lending transactions accounted for as secured borrowings

For securities lending transactions accounted for as secured borrowings, US GAAP requires the disclosure of the collateral pledged and the associated risks to which a transferor continues to be exposed after the transfer. This provides an understanding of the nature and risks of short-term collateralized financing obtained through these types of transactions.

Securities lending transactions represent collateralized financing transactions used to earn interest income, increase liquidity or facilitate trading activities. These transactions are collateralized principally by equity securities and contain on-demand terms.

In the event of the Company's default or a decline in fair value of collateral pledged, the security lending transaction provides the counterparty with the right to liquidate the collateral held or request additional collateral.

The following tables provide the gross obligation relating to securities lending transactions and obligation to return securities received as collateral by the class of collateral pledged and by remaining contractual maturity as of December 31, 2017.

CREDIT SUISSE PRIME SECURITIES SERVICES (USA), LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition (Continued)
December 31, 2017

6. **Transfers of Financial Assets (Continued)**

Securities lending transactions and obligation to return securities received as collateral – by class of collateral pledged

	December 31, 2017
	(In thousands)
Equity securities..	$ 609
Securities lending transactions...	609
Government debt securities..	7,073
Equity securities..	3,143,157
Other..	9
Obligation to return securities received as collateral, at fair value..........	3,150,239
Total..	$ 3,150,848

Securities lending transactions and obligation to return securities received as collateral – by remaining contractual maturity

As of December 31, 2017	On demand	Remaining contractual maturities			Total
		Up to 30 days	30 to 90 days	More than 90 days	
		(In thousands)			
Securities lending transactions....................	$ 609	$ -	$ -	$ -	$ 609
Obligation to return securities received as collateral, at fair value.........................	3,150,239	-	-	-	3,150,239
Total...	$ 3,150,848	$ -	$ -	$ -	$ 3,150,848

7. **Concentrations of Credit Risk**

As a U.S. registered non-clearing broker-dealer, the Company is engaged in financing activities for hedge fund clients. These transactions are generally collateralized. Credit risk is the potential for loss resulting from the default by a counterparty of its obligations. The Company uses various means to manage its credit risk. The creditworthiness of the counterparty is analyzed at the outset of a credit relationship with the Company. The counterparty is subsequently reviewed on a periodic basis. The Company sets a maximum exposure limit for the counterparty. As of December 31, 2017, the Company did not have any significant concentrations of credit risk.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral to comply with various regulatory and internal guidelines. The Company monitors required margin levels each day and requires customers to deposit additional collateral, or reduce positions, when necessary.

CREDIT SUISSE PRIME SECURITIES SERVICES (USA), LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition (Continued)
December 31, 2017

8. Net Capital Requirements

The Company is a registered broker-dealer and is subject to the net capital requirements of the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). Under the alternative method permitted by SEC Rule 15c-3-1, the required net capital may not be less than 2% of aggregate debit balances arising from customer transactions or $250 thousand, whichever is greater. As of December 31, 2017, the Company's net capital of $243 million was in excess of the SEC's minimum requirement by $242.8 million.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as of December 31, 2017, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii).

9. Income Taxes

The Company is a single member limited liability company and is treated as a division of CS USA for tax purposes. The Company is included in the consolidated federal income tax return filed by CS Holdings and certain state and local income tax returns filed by CS Holdings and CS USA. CS Holdings allocates federal income taxes to its subsidiaries on a modified separate company basis, and any state and local income taxes on a pro rata basis, pursuant to a tax sharing arrangement.

As of December 31, 2017, the Company had no deferred tax assets or liabilities.

The Company remains open to federal examination for the years 2010 and forward and for New York State and New York City jurisdictions for the years 2009 and forward. The Company does not anticipate any settlements that would result in a material change to its statement of financial condition.

As of December 31, 2017, the Company has reviewed its tax positions and has not identified any unrecognized tax benefits.

On December 22, 2017, President Trump signed into law P.L.115-97. The U.S. tax reform did not have a material impact on the Company's 2017 statement of financial condition.

Effective January 1, 2018, U.S tax reform also introduced the base erosion and anti-abuse tax ("BEAT"). The BEAT is broadly levied on U.S. tax deductions created by certain payments by a US taxpayer, e.g., for interest and services, to its non-US affiliated companies. The BEAT is payable to the extent that a tax calculation based on a modified taxable income that limits certain deductions exceeds the tax based on ordinary federal taxable income with adjustments. There are significant uncertainties in the application of the BEAT, the resolution of which may depend in part on guidance from the U.S. Department of the Treasury.

CREDIT SUISSE PRIME SECURITIES SERVICES (USA), LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition (Concluded)
December 31, 2017

10. Legal Proceedings

On August 16, 2017, Credit Suisse Group AG and affiliates, along with other financial institutions, were named in a civil putative class action lawsuit filed in the US District Court for the Southern District of New York ("SDNY"), alleging that defendants conspired to keep stock loan trading fixed in an over-the-counter market and collectively boycotted certain trading platforms that sought to enter the market. Plaintiffs filed an amended complaint on November 17, 2017. Defendants filed motions to dismiss on January 26, 2018. On January 26, 2018, the court entered a stipulation voluntarily dismissing Credit Suisse Group AG and other defendant holding companies. On January 30, 2018, Credit Suisse Group AG and affiliates, along with other financial institutions, were named in a civil lawsuit filed in the SDNY by the purported successor in interest to a trading platform for stock loans that sought to enter the market. Like the class action lawsuit, plaintiff alleges that defendants collectively boycotted its trading platform. An affiliate of the Company generally will pay all legal claims if and when incurred.

11. Subsequent Events

The Company has evaluated the potential for subsequent events from December 31, 2017 through the date of issuance of the statement of financial condition on February 28, 2018.